United States securities and exchange commission logo





                              October 20, 2020

       Gary Teplis
       President, Chief Executive Officer and Director
       Altitude Acquisition Corp.
       400 Perimeter Center Terrace Suite 151
       Atlanta, Georgia 30346

                                                        Re: Altitude
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 16,
2020
                                                            File No. 333-249071

       Dear Mr. Teplis:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2020 letter.

       Amendment No, 2 to Registration Statement on Form S-1

       Description of Securities
       Exclusive forum for certain lawsuits, page 132

   1. We note your revised form of amended and restated certificate of incorporation filed as
                                                        Exhibit 3.2 in response
to prior comment 2. You continue to disclose here and on page 62 that "unless [you]
consent in writing to the selection of an alternative forum, the federal courts shall be the
exclusive forum for the resolution of any complaint asserting a cause of action arising under
the Securities Act against [you] or any of [your] directors, officers, other employees or
agents." However, the exclusive forum provision in Section 12.1 of your form of amended
and restated certificate of incorporation does not provide that the federal courts will be
the exclusive forum for clams arising under the Securities Act.
 Gary Teplis
Altitude Acquisition Corp.
October 20, 2020
Page 2
      Please revise your prospectus disclosure or your form of amended and restated certificate of incorporation to address this discrepancy.
      You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or
Gus
Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-
3584 with any other questions.



                                                           Sincerely,
FirstName LastNameGary Teplis
                                                           Division of
Corporation Finance
Comapany NameAltitude Acquisition Corp.
                                                           Office of Energy &
Transportation
October 20, 2020 Page 2
cc:       Jessica Chen, Esq.
FirstName LastName